SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 15)*

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

David A. Koon
Atlantic Blue Group, Inc.
122 East Tillman Avenue
P.O. Box 1318
Lake Wales, Florida 33859-1318
Telephone: (863) 679-9595

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:
Charles W. Mulaney, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

December 18, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)

______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON ATLANTIC BLUE GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6% (See Item 5)
14		TYPE OF REPORTING PERSON CO

1		NAME OF REPORTING PERSON ALICO HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION NV
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6% (See Item 5)
14		TYPE OF REPORTING PERSON OO

This Amendment No. 15 (this “Amendment No. 15”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004, by Atlantic Blue Group, Inc., f/k/a Atlantic Blue Trust, Inc., a Florida corporation (“ABG”), and Alico Holding, LLC, a Nevada limited liability company (“Holding”), as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004; Amendment No. 2, filed on October 15, 2004; Amendment No. 3, filed on December 22, 2004; Amendment No. 4, filed on February 3, 2005; Amendment No. 5, filed on March 22, 2005; Amendment No. 6, filed on May 4, 2006; Amendment No. 7, filed on May 18, 2006; Amendment No. 8, filed on October 5, 2006; Amendment No. 9, filed on July 31, 2008; Amendment No. 10, filed on October 1, 2008; Amendment No. 11, filed on January 20, 2009; Amendment No. 12, filed on February 13, 2009; Amendment No. 13, filed on December 4, 2009 (“Amendment No. 13”) and Amendment No. 14, filed on December 22, 2011 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 15, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

The second paragraph of Item 2 is hereby amended and restated in its entirety as follows:

(a) – (c), (f) The name and place of organization of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a “Disclosed Party” and collectively, the “Disclosed Parties”) is set forth on Schedules 2-A and 2-B hereto. To the knowledge of the Reporting Persons, each of the Disclosed Parties is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

As a longtime shareholder of the Issuer with a significant investment in the Issuer, the Reporting Persons expect to engage in discussions with management, the board, other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other opportunities available to, and liquidity requirements of, the Reporting Persons, tax considerations,  market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, selling some or all of their beneficial holdings, engaging in hedging or derivative transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D

On December 3, 2009, ABG delivered to the Issuer a letter which sets forth certain commitments of ABG with respect to certain corporate governance standards and practices, including a commitment on the part of ABG to vote its shares of Common Stock at the Issuer's annual shareholder meeting to elect director nominees such that a majority of the Issuer's Board of Directors is comprised of directors who are "independent" as defined under  applicable Nasdaq rules.  A copy of the agreement was filed as Exhibit 99.15 to Amendment No. 13 and is incorporated herein by reference.  ABG intends to comply with the commitments as set forth in such letter.

On December 18, 2012, ABG requested that Dykes Everett, a director of ABG, be included in the Issuer's slate of nine director nominees for the Issuer's 2013 annual meeting of shareholders.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) According to the Issuer’s annual report on Form 10-K for the fiscal year ended September 30, 2012, as filed with the Securities and Exchange Commission on December 5, 2012, there were 7,358,324 shares of Common Stock issued and outstanding as of November 29, 2012.  As of December 18, 2012, the Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,725,457 shares of Common Stock (representing approximately 50.6% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

Except as described below, to the knowledge of the Reporting Persons, no Disclosed Party beneficially owns any shares of Common Stock.  Based on information provided by the applicable Disclosed Party:

John R. Alexander, a director of ABG and the Issuer, beneficially owns 36,350 shares of Common Stock (representing less than 0.5% of the outstanding shares of Common Stock); and

Baxter Troutman, a director of ABG, beneficially owns 600 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock).

(b) The Reporting Persons possess shared power to direct the voting and disposition of the shares of Common Stock held in the aggregated thereby.

John R. Alexander, a director of ABG and the Issuer, has sole power to direct the voting and disposition of the 36,350 shares of Common Stock that he holds; and

Baxter Troutman, a director of ABG, has sole power to direct the voting and disposition of the 600 shares of Common Stock that he holds.

To the knowledge of the Reporting Persons, no Disclosed Person has engaged in any transactions in Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 6:

On September 20, 2012, ABG, Holding and certain other subsidiaries of ABG entered into an Amended and Restated Loan Agreement with Farm Credit of Florida, ACA (as successor by merger to Farm Credit of Southwest Florida, ACA), which amends and restates the Loan Agreement (the “Amended and Restated Loan Agreement).  The Amended and Restated Loan Agreement provides for term loans in the amount of $4,150,000 (“Term Loan A”) and $4,850,000 (“Term Loan B”) to renew and replace the existing indebtedness outstanding under the Amended and Restated NRLOC Note, each with a maturity date of October 1, 2017.  In connection with entering into the Amended and Restated Loan Agreement and also on September 20, 2012, Holding and Farm Credit of Florida, ACA entered into the Third Amendment to the Stock Pledge Agreement to provide that the collateral secures the repayment of Term Loan A and Term Loan B under the Amended and Restated Loan Agreement.  A copy of each of the Amended and Restated Loan Agreement  and the Third Amendment to the Stock Pledge Agreement are attached hereto as Exhibits 99.19 and 99.20, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of Item 7:

99.19
Amended and Restated Loan Agreement, dated September 20, 2012, by and between Farm Credit of Florida, ACA and Atlantic Blue Group, Inc., Alico Holding, LLC, Blue Head Ranch, LLC, Blue Head Farms, LLC, Tri-County Grove, LLC, Phoenix Industries, LLC, Atlanticblue Warehousing, LLC, and Footman Trail, LLC

99.20	Third Amendment to Stock Pledge Agreement, dated September 20, 2012, by and between Alico Holding, LLC and Farm Credit of Florida, ACA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

ATLANTIC BLUE GROUP, INC.

By:	/s/ David A. Koon
Name: David A. Koon
Title: President, CEO and CFO

ALICO HOLDING, LLC

By:	/s/ David A. Koon
Name: David A. Koon
Title: Manager

SCHEDULE 2-A

ATLANTIC BLUE GROUP, INC.

Directors and Executive Officers

The name, present principal occupation, and business address of each director and executive officer of Atlantic Blue Group, Inc. are set forth below.

Name	Principal Occupation	Business Address

John R. Alexander	Chairman of the Board of Alico, Inc.	327 Sunset Road, Frostproof, Florida 33843
L. Wayne Britt	Retiree and former Chief Executive Officer of Tyson Foods, Inc.	2669 N. Sherwood Lane, Fayetteville, Arkansas 72703
Luke Clark	Artist	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318
Dykes Everett	President, Dykes Everett & Company	822 West Central Ave Orlando, Florida 32805
Nancy Linnan	Chair of Carlton Fields, P.A.	215 S. Monroe Street, Suite 500 Tallahassee, Florida 32301
Baxter Troutman	Chief Executive Officer of Labor Solutions, Inc.	P.O. Box 1043, Winter Haven, Florida 33882
David Walker	Retired	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318
David Koon	President, CEO and CFO of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318
Arnold Sarlo	VP Ag Operations of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318
Yvonne Bunce	Corporate Secretary of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318
Erica Simpkins	Assistant Treasurer of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318

SCHEDULE 2-B

ALICO HOLDING, LLC

Managers

The name, present principal occupation, and business address of each manager of Alico Holding, LLC are set forth below.

Name	Principal Occupation	Business Address

Kristine Eppes	Office Manager of Alico Holding, LLC	2215-B Renaissance Drive, Suite 5 Las Vegas, Nevada 89119
Yvonne Bunce	Corporate Secretary of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318
David Koon	President, CEO and CFO of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33859-1318